UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 20, 2026
ARRIVED HOMES 5, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Clark; Arrived Series Lois; Arrived Series Goldfinger; Arrived Series Sambino; Arrived Series Pumpkin; Arrived Series Troncos; Arrived Series Alex; Arrived Series Liam; Arrived Series Lenka; Arrived Series Camphor; Arrived Series Sinalda; Arrived Series Adler; Arrived Series Belleglade; Arrived Series Ameris; Arrived Series Metcalf; Arrived Series Scarlett; Arrived Series Tully; Arrived Series Tyrell; Arrived Series Wasilla; Arrived Series Adela; Arrived Series Fortress; Arrived Series Arbolado; Arrived Series Lilinoe; Arrived Series Cyrus; Arrived Series Targaryen; Arrived Series Tilly; Arrived Series Vega; Arrived Series Blair; Arrived Series Evie; Arrived Series Briarmanor; Arrived Series Fizzy; Arrived Series Gerardo; Arrived Series Hendricks; Arrived Series Nathan; Arrived Series Stonemill; Arrived Series Terrien; Arrived Series Whippoorwill; Arrived Series Windgate; Arrived Series Wyndsong; Arrived Series Ashland; Arrived Series Galleta; Arrived Series Chesterton; Arrived Series Marilyn; Arrived Series Monroe; Arrived Series Poshington; Arrived Series Raider; Arrived Series Sandpiper; Arrived Series Wendover; Arrived Series Wesley; Arrived Series Wildcat; Arrived Series William; Arrived Series Gracianna; Arrived Series Camila; Arrived Series Rivendell; Arrived Series Arthur; Arrived Series Caldwell; Arrived Series Chloe; Arrived Series Farinosa

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On February 20, 2026, Arrived Homes 5, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on February 24, 2026 and is expected to be paid on February 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 9, 2026 (“Offering Circular”).

Series of Arrived Homes 5, LLC	Dividend Amount per Share
Clark	$ 0.035
Lois	$ 0.045
Goldfinger	$ 0.026
Sambino	$ 0.046
Pumpkin	$ 0.045
Troncos	$ 0.036
Alex	$ 0.045
Liam	$ 0.039
Lenka	$ 0.045
Camphor	$ 0.038
Sinalda	$ 0.038
Adler	$ 0.031
Belleglade	$ 0.037
Metcalf	$ 0.059
Scarlett	$ 0.041
Tully	$ 0.026
Tyrell	$ 0.035
Wasilla	$ 0.044
Adela	$ 0.036
Fortress	$ 0.043
Arbolado	$ 0.037
Lilinoe	$ 0.038
Cyrus	$ 0.026
Targaryen	$ 0.040
Tilly	$ 0.030
Vega	$ 0.042
Blair	$ 0.030
Evie	$ 0.047
Briarmanor	$ 0.026
Fizzy	$ 0.043
Gerardo	$ 0.049
Hendricks	$ 0.055
Nathan	$ 0.033
Stonemill	$ 0.042
Terrien	$ 0.034
Whippoorwill	$ 0.044
Windgate	$ 0.049
Wyndsong	$ 0.045
Ashland	$ 0.050
Galleta	$ 0.034
Chesterton	$ 0.032
Marilyn	$ 0.038
Monroe	$ 0.029
Poshington	$ 0.046
Raider	$ 0.059
Sandpiper	$ 0.033
Wendover	$ 0.035
Wesley	$ 0.032
Wildcat	$ 0.050
Gracianna	$ 0.028
Camila	$ 0.031
Rivendell	$ 0.032

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2026.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer